May 27, 2020

Via E-mail

Andris Vizbaras, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005

       Re:    Magal Security Systems Ltd.
              Schedule TO filed May 22, 2020
              Filed by FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited
              Partnership, FIMI Five 2012 Ltd., Shira and Ishay Davidi Management Ltd.
              and Ishay Davidi
              File No. 005-53191

Dear Mr. Vizbaras:

       The staff in the Office of Mergers and Acquisitions has reviewed your filing listed above.
We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

General

   1. We are unable to locate a Schedule 13D amendment reflecting the Bidder Group's tender offer and we note that you have not checked the 13D amendment box on the cover page of the Schedule TO. Please advise.
 Andris Vizbaras, Esq.
Carter Ledyard & Milburn LLP
May 27, 2020
Page 2

Schedule TO

Exhibit (a)(1)(A)   Offer to Purchase

Summary Term Sheet, page 1

   2. Provide a brief statement of the accounting treatment for the offer. See Item
      1004(a)(1)(xi) of Regulation M-A and Item 4 of Schedule TO.

Information Concerning Magal, page 23

   3. Include the address of Magal Security System Ltd.'s principal executive offices in Israel.
        Currently your disclosure indicates that its offices are "near Tel Aviv." See Item 1002(a)
        of Regulation M-A and Item 2 of Schedule TO-T.

Sources and Amount of Funds, page 25

   4. We note the disclosure in the first paragraph of this section that Bidders may borrow funds to purchase tendered shares. If so, they must amend the disclosure document to provide the information required by Item 1007(b) and (d) of Regulation M-A. This information must be provided with sufficient time remaining in the initial offer period such that shareholders may absorb the information after it is disclosed. Please confirm your understanding in your response letter.

Conditions of the Offer, page 25

   5. All offer conditions must be objective and outside the control of bidders in a tender offer.
      Conditioning an offer on events that the Bidder Group could or did foresee raises issues of an illusory offer prohibited under Regulation 14E because shareholders cannot know what Bidder Group anticipated. Please revise.

   6. See our last comment above. We have similar concerns about the definition of "event" in this section, which is defined in reference to something that "would cause the terms of the offer as a result of such `event' to become materially different from the terms which a reasonable offeror would have proposed had it known of such `event' on the date of this offer to purchase." It is not clear to us how a shareholder could discern what events a reasonable offeror would or could anticipate. Please revise.

   7. Revise to clarify what is meant by a "limitation on prices" on the NASDAQ for purposes of these offer conditions.

   8. In the second to last bullet point on page 26, clarify what is meant by an adverse effect on
      "the trading of Magal shares." If you are referring to a drop in the price of Magal shares, quantify the percentage change and specify from what trading price the change will be
 Andris Vizbaras, Esq.
Carter Ledyard & Milburn LLP
May 27, 2020
Page 3

       measured. In addition, your revised disclosure should make clear as of what date this change would be measured (at expiration or at any time while the offer is pending).

   9. Refer to the second to last sentence in this section and the reference to any tendered shares "not theretofore accepted for payment." It is not clear how payment could occur before conditions to the offer had been satisfied. Please revise or advise.

Schedule I, page 31

   10. For each identified individual, disclose the material occupations, positions, offices or employment during the past five years including the start and end dates of each.


                                               *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions about these comments to me at (202)
551-3263.


                                                             Sincerely,

                                                             /s/ Christina
Chalk

                                                             Christina Chalk
                                                             Senior Special
Counsel
                                                             Office of Mergers
and Acquisitions